Exhibit 99.3

Medigus Ltd.

Operating and Financial Review as of September 30, 2018, and for the three and nine months then ended

The information contained in this section should be read in conjunction with (1) our unaudited interim condensed consolidated financial statements as of September 30, 2018, and for the three and nine months then ended and related notes included in this report and (2) our audited consolidated financial statements as of December 31, 2017, and for the year then ended and related notes, which embedded within our 2017 Form 20-F filed with the Securities and Exchange Commission on March 22, 2018, or the annual report, and the other information contained in such annual report. Factors that could cause our actual results in the future to differ from our expectations or projections include the risks and uncertainties relating to our business described in our annual report under the heading “Risk Factors.”

Three months ended September 30, 2018 compared to three months ended September 30, 2017

Revenues

Revenues for the three months ended September 30, 2018, were $217,000, an increase of $100,000, or 85%, compared to $117,000 for the three months ended September 30, 2017.

The table below set forth our revenues by product for the periods presented:

	Three month ended
	September 30, 2018		September 30, 2017
U.S. dollars; in thousands	Unaudited
MUSETM system and related equipment	50	23%	69	59%
Miniature camera and related equipment	37	17%	48	41%
Development services	130	60%	-	-
Total	217	100%	117	100%

The increase was primarily due to revenues for development services provided to A.M. Surgical, Inc., in the amount of $130,000 which was recorded during three month ended September 30, 2018.

Cost of revenues and inventory impairment

Cost of revenues and inventory impairment for the three months ended September 30, 2018, were $307,000, an increase of $238,000, or 345%, compared to $69,000 for the three months ended September 30, 2017. The increase was primarily due to the following:

1)	An increase in inventory impairment of $160,000. This amount was recorded as a result of an inventory analysis management performed. Such analysis matched between the inventory items held by the Company each balance sheet cut-off date compared to management forecast. The excess inventory represented the inventory impairment that was recorded.

2)	An increase in revenues as described above.

Gross Profit (Loss)

Gross loss for the three months ended September 30, 2018, was $90,000, a decrease of $138,000, compared to gross profit of $48,000 for the three months ended September 30, 2017. The decrease was primarily due to the inventory impairment of $160,000 recorded in the three months ended September 30, 2018.

Research and Development Expenses

Research and development expenses for the three months ended September 30, 2018, were $401,000, a decrease of $253,000, or 39%, compared to $654,000 for the three months ended September 30, 2017. The decrease was primarily due to marketing efforts which were implemented recently by the Company, such efforts include among other things allocating part of two employees’ salaries from research and development line item to the sales and marketing line item due to the nature of their current work which include training doctors and supporting them throughout their first few procedures and due to by one time charges of materials of $202,000 which occur during three month ended September 2017.

Sales and Marketing Expenses

Sales and marketing expenses for the three months ended September 30, 2018, were $376,000, an increase of $217,000, or 136%, compared to $159,000 for the three months ended September 30, 2017. The increase was primarily due to marketing efforts which were implemented recently by the Company, such efforts include among other things allocating part of two employees’ salaries to the sales and marketing line item due to the nature of their current work and due to prepaid expenses write-down related to materials that were used testing, training, demonstrations and promotional activities of MUSE systems.

General and Administrative Expenses

General and administrative expenses for the three months ended September 30, 2018, were $1,954,000, an increase of $1,464,000, or 299%, compared to $490,000 for the three months ended September 30, 2017. The increase was primarily due to professional services of approximately $1.6 million in connection with issuance expenses which were attributed to warrants classified as liabilities during three months ended September 30, 2018, as a result, such amount was allocated directly to the consolidated statement of loss and other comprehensive loss, such expense was not repeated in the three months ended September 30, 2017.

Operating loss

We incurred an operating loss of $2,821,000 for the three months ended September 30, 2018, an increase of $1,566,000, or 125%, compared to operating loss of $1,255,000 for the three months ended September 30, 2017. The increase in operating results was due to $138,000 decrease in gross profit, $217,000 increase in sales and marketing expenses and $1,464,000 increase in general and administrative expenses, partially offset by $253,000 decrease in research and development expenses.

Finance loss, net

Finance loss, net for the three months ended September 30, 2018, were $708,000, an increase of $621,000, compared to finance loss of $87,000 for the three months ended September 30, 2017. The increase was primarily due to higher loss from changes in fair value of warrants issued to investors in the three months ended September 30, 2018 vs. the three months ended September 30, 2017.

Warrants issued to investors classified as either liabilities or as part of the shareholders’ equity based on the accounting guidance established in connection with the rights attached to the warrants. The warrants that were classified as liabilities due to a cashless exercise mechanism are subject to adjustment to fair value each balance sheet cut-off date. This adjustment is presented separately within the consolidated statement of loss and other comprehensive loss. The significant loss recorded during the three months ended September 30, 2018 derived from an increase in the fair value of the warrants classified as liabilities relating primarily to warrants that were issued during the third quarter of 2018, and from day 1 loss which was recognized and related to warrants that were issued during the third quarter of 2018.

Loss before taxes on income

We incurred loss before taxes on income of $3,529,000 for the three months ended September 30, 2018, an increase of $2,187,000, compared to a loss before taxes on income of $1,342,000 for the three months ended September 30, 2017. The increase was due to $1,566,000 increase in operating loss and $621,000 increase in finance loss, net.

Loss and total comprehensive loss for the period

We incurred a loss and total comprehensive loss of $3,530,000 or negative $0.07 per basic and diluted ordinary share for the three months ended September 30, 2018, an increase of $2,188,000, compared to a loss and total comprehensive loss of $1,342,000 or negative $0.09 per basic and diluted ordinary share for the three months ended September 30, 2017.

Nine months ended September 30, 2018 compared to nine months ended September 30, 2017

Revenues

Revenues for the nine months ended September 30, 2018, were $338,000, an increase of $25,000, or 8%, compared to $313,000 for the nine months ended September 30, 2017.

The table below set forth our revenues by product for the periods presented:

	Nine month ended
	September 30, 2018		September 30, 2017
U.S. dollars; in thousands	Unaudited
MUSETM system and related equipment	71	21%	126	40%
Miniature camera and related equipment	137	41%	187	60%
Development services	130	38%	-	-
Total	338	100%	313	100%

Cost of revenues and inventory impairment

Cost of revenues and inventory impairment for the nine months ended September 30, 2018, were $516,000, an increase of $74,000, or 17%, compared to $442,000 for the nine months ended September 30, 2017.

Gross loss

Gross loss for the nine months ended September 30, 2018, was $178,000, an increase of $49,000, compared to gross loss of $129,000 for the nine months ended September 30, 2017.

Research and Development Expenses

Research and development expenses for the nine months ended September 30, 2018, were $1,363,000, a decrease of $381,000, or 22%, compared to $1,744,000 for the nine months ended September 30, 2017. The decrease was primarily due to bonuses to employees that were recorded during the nine months ended September 30, 2017 and due to marketing efforts which were implemented recently by the Company, such efforts include among other things allocating part of two employees’ salaries from research and development line item to the sales and marketing line item due to the nature of their current work which include training doctors and supporting them throughout their first few procedures and due to by one time charges of materials of $202,000 which occur during three month ended September 2017.

Sales and Marketing Expenses

Sales and marketing expenses for the nine months ended September 30, 2018, were $878,000, an increase of $337,000, or 62%, compared to $541,000 for the nine months ended September 30, 2017. The increase was primarily due to marketing efforts which were implemented recently by the Company, such efforts include among other things allocating part of two employees’ salaries to the sales and marketing line item due to the nature of their current work which include training doctors and supporting them throughout their first few procedures and due to prepaid expenses write-down related to materials that were used testing, training, demonstrations and promotional activities of MUSE systems.

General and Administrative Expenses

General and administrative expenses for the nine months ended September 30, 2018, were $2,674,000, an increase of $245,000, or 10%, compared to $2,429,000 for the nine months ended September 30, 2017. The increase was primarily due to professional services of approximately $1.6 million in connection with issuance expenses which were attributed to warrants classified as liabilities during nine months ended September 30, 2018 vs. $0.9 million during nine months ends September 30,2017, partially offset by bonuses to employees that were recorded during the nine months ended September 30, 2017 and due to a settlement with the Company’s former secretary and internal legal advisor that recorded in the nine months ended September 30, 2017.

Operating loss

We incurred an operating loss of $5,093,000 for the nine months ended September 30, 2018, an increase of $250,000, or 5%, compared to operating loss of $4,843,000 for the nine months ended September 30, 2017. The increase in operating results was due $49,000 increase in gross loss and $337,000 increase in sales and marketing expenses, $245,000 increase in general and administrative expenses, partially offset by $381,000 decrease in research and development expenses.

Finance income (loss), net

Finance loss, net for the nine months ended September 30, 2018, were $650,000, a decrease of $2,943,000, compared to finance income, net of $2,293,000 for the nine months ended September 30, 2017. The decrease was primarily due to lower profit from changes in fair value of warrants issued to investors in the nine months ended September 30, 2018 vs. the nine months ended September 30, 2017.

Warrants issued to investors classified as either liabilities or as part of the shareholders’ equity based on the accounting guidance established in connection with the rights attached to the warrants. The warrants that were classified as liabilities due to a cashless exercise mechanism are subject to adjustment to fair value each balance sheet cut-off date. This adjustment is presented separately within the consolidated statement of loss and other comprehensive loss. The significant profit recorded during the nine months ended September 30, 2017 derived from a decrease in the fair value of the warrants classified as liabilities relating primarily to warrants that were issued during the first quarter of 2017, and was primarily due to a reduction in price of the Company’s ordinary shares and the fact that remaining exercise period was shortened.

Loss before taxes on income

We incurred loss before taxes on income of $5,743,000 for the nine months ended September 30, 2018, an increase of $3,193,000, compared to a loss before taxes on income of 2,550,000 for the nine months ended September 30, 2017. The increase was due to $250,000 increase in operating loss and $2,943,000 decrease in finance income, net.

Loss and total comprehensive loss for the period

We incurred a loss and total comprehensive loss of $5,759,000 or negative $0.19 per basic and diluted ordinary share for the nine months ended September 30, 2018, an increase of $3,192,000, compared to a loss and total comprehensive loss of $2,567,000 or negative $0.23 per basic and negative $0.26 per diluted ordinary share for the nine months ended September 30, 2017. The increase in loss and total comprehensive loss was due to $3,193,000 increase in loss before taxes in income, partially offset by a decrease of $1,000 in taxes on income.

Additional information

Public offering:

On July 23, 2018, the Company completed a public offering for approximately $9.9.million gross proceeds, or $8.6 million net of issuance costs by issuing: (a) 577,529 units at a price of $3.50 per unit, each unit consisting of (i) one ADS and (ii) one Series C warrant to purchase one ADS for an exercise price of $3.50 per ADS for period of five years (hereinafter - “Series C Warrants”), and (b) 2,260,145 pre-funded units at a price of $3.49 per unit, each unit consisting of (i) one pre-funded warrant to purchase one ADS for an exercise price of $0.01 per ADS with no time limitation, and (ii) one Series C Warrant.

As part of such public offering, the Company provided the underwriters an option exercisable within 30 days to purchase: (a) up to 425,651 additional ADSs for $3.50 per ADS and (b) up to 425,651 Series C Warrants for 0.01 per warrant. The underwriters exercised only the latter option.

The Company was also obligated to issue the underwriters 198,637 warrants to purchase 198,637 ADS for an exercise price of $4.375 per ADS for a period of five years once the Company increases its authorized share capital.

During the third quarter of 2018, all pre funded warrants were exercised.

Since incorporation through September 30, 2018, we have an accumulated deficit of approximately $61.6 million and our activities have been funded mainly by our shareholders. Our cash and cash equivalents as of September 30, 2018 will allow us to fund our operating plan through at least the next 12 months. However, we expect to continue to incur significant research and development and other costs related to our ongoing operations and in order to continue our future operations, we will need to obtain additional funding until becoming profitable.

Cash flows:

The Company held approximately $12 million in cash and cash equivalents as of September 30, 2018.

Net cash used in operating activities was approximately $0.7 million and $3 million for the three and nine months, respectively ended September 30, 2018, compared to net cash used in operating activities of approximately $1.2 million and $3.8 million for the three and nine months, respectively ended September 30, 2017.

Net cash generated from investing activities was approximately $3.5 million for the nine months ended September 30, 2018, compared to $4.5 million net cash used in investing activities for the nine months ended September 30, 2017.

Net cash generated from financing activities was approximately $8.6 million for the nine months ended September 30, 2018, compared to net cash generated from financing activities of $6.5 million for the nine months ended September 30, 2017.